Exhibit 99.1

Borr Drilling Limited – Announcement of Letter of Award

Borr Drilling Limited is pleased to announce that its premium jack-up drilling rig “Ran” has received a Letter of Award (“LOA”) from an undisclosed customer for work in Latin America. This award will cover a two wells campaign with an estimated duration of 200 days on a dry-hole case and up to 460 days on a success case. The work will commence in October 2023 and has an estimated contract value, including mobilization and demobilization fees, of USD $30.4 million on a dry-hole case.

The Ran is currently on a contract with Wintershall in Mexico which is expected to keep the rig committed until Q2 2023. The Company remains in constructive discussion with other customers in the region for further work to cover the available time between these two programs.
Hamilton, Bermuda

20 January 2023

Forward looking statements

This press release includes forward looking statements, which do not reflect historical facts and may be identified by words such as “expect”, “will” and similar expressions and include statements relating to letter of awards including the duration of such contracts and backlog, and other non-historical statements. Such forward -looking statements are subject to risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward-looking statements included herein, including risks related to whether the letter of award will be converted into a drilling contract, actual performance under drilling contracts, the risk that backlog may not be realized and rates that are achieved, and other risks and uncertainties described in the section entitled “Risk Factors” in our most recent annual report on Form 20-F and other filings with the Securities and Exchange Commission. Such risks, uncertainties, contingencies and other factors could cause actual events to differ materially from the expectations expressed or implied by the forward -looking statements included herein. These forward-looking statements are made only as of the date of this release. We do not undertake to update or revise the forward-looking statements, whether as a result of new information, future events or otherwise.